EXHIBIT 99.1

PyroGenesis Provides Guidance for Q3 2021

MONTREAL, Nov. 03, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions to reduce greenhouse gases (GHG), is pleased to provide guidance for the third quarter ended September 30, 2021.

Based on financial information to date, and subject to any closing adjustments, PyroGenesis expects revenue for the third quarter 2021 to be at least $8 million, resulting in total revenue for the nine months ended September 30, 2021 of at least $22 million, compared to $8.1 million (Q3 2020) and $11 million (nine months ended September 30, 2020).

The Company also expects to report a positive net income for the third quarter of 2021 as well as positive earnings per share for the same period.

Q3 2021 revenue guidance and actual results (2020 & 2021) are summarized in the following table:

	Actual 2020	Actual 2021	Guidance 2021
Revenue
Q1	$736,000	$6.3MM	-
Q2	$2.1MM	$8.3MM	-
Q3	$8.1MM	TBD	> $8MM
Nine months ended September 30	$11MM	TBD	> $22MM
YE	$17.78MM	TBD	-

“It is difficult for a company like ours to provide an early indication/guidance given the methodology relating to the accounting for our revenue; namely percentage of completion accounting. As one might expect, delays associated with supply chain issues complicates further this process. Nevertheless, we are happy to be providing today, a first glimpse of our third quarter financial results,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “We are proud to give guidance that essentially reflects record nine-month revenue and positive net income for the quarter. We also expect to post a backlog of signed contracts that will be very close to, if not at, a historical high level. Hope this helps.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce GHG, and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Company's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.
For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/